UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report:  April 17, 2007
Commission file number:  1-12874

TEEKAY SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, The Bahamas

(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40- F ☐

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                    ]

Yes ☐	No ☑

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                    ]

Yes ☐	No ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    ]

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated April 17, 2007.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION
Date: April 17, 2007	By:	/s/ Vincent Lok
Vincent Lok
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY PLANS TO CREATE A NEW PUBLICLY-LISTED ENTITY
FOR ITS CONVENTIONAL TANKER BUSINESS

Nassau, The Bahamas, April 17, 2007 — Teekay Shipping Corporation (Teekay) (NYSE: TK) today announced that it intends to create a new publicly-listed entity for its conventional tanker business (Teekay Tankers). It is anticipated that Teekay Tankers will initially own a portion of Teekay’s conventional tanker fleet. Furthermore, it is expected that Teekay Tanker’s primary objective will be to grow through the acquisition of conventional tanker assets from third parties and from Teekay, which may include the vessels to be acquired by Teekay from its planned acquisition of 50 percent of OMI Corporation.
Teekay believes that creating Teekay Tankers as a separate public company will facilitate the growth of Teekay’s conventional tanker business and further enhance Teekay’s innovative corporate structure, which supports its strategy of creating value as an asset manager in the Marine Midstream space.
Teekay expects to file with the U.S. Securities and Exchange Commission a registration statement for the initial public offering of Teekay Tankers during the second half of 2007. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Teekay
Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
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Forward-looking Statements
Statements in this press release that are not historical facts are forward-looking statements, including statements about: the proposed offering, the effects thereof and the timing of filing a registration statement relating to the offering; the subsequent acquisition of additional conventional tankers from third parties and from Teekay; Teekay’s planned acquisition of OMI Corporation; and the anticipated growth of Teekay’s conventional tanker business. Factors that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating these statements include: the potential inability of Teekay in acquiring OMI; conditions in the United States capital markets; changes affecting the conventional tanker market; and the need for the SEC to declare effective a registration statement relating to the offering. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654
For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703
Web site: www.teekay.com
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